Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(000’s, except ratios)	2006	2005	2004	2003	2002
Earnings:
Net Income, per Consolidated Statement of Earnings	$8,033	$8,553	$8,226	$7,958	$6,088
Federal and State Income Taxes included in Operations	4,266	4,275	4,206	3,551	2,490
Interest on Long-Term Debt	9,404	8,319	8,394	8,088	8,254
Amortization of Debt Discount Expense	112	104	98	82	81
Other Interest	1,675	1,046	629	1,070	1,038

Total	$23,490	$22,297	$21,553	$20,749	$17,951

Fixed Charges:
Interest of Long-Term Debt	$9,404	$8,319	$8,394	$8,088	$8,254
Amortization of Debt Discount Expense	112	104	98	82	81
Other Interest	1,675	1,046	629	1,070	1,038
Pre-tax Preferred Stock Dividend Requirements	208	234	325	391	419

Total	$11,399	$9,703	$9,446	$9,631	$9,792

Ratio of Earnings to Fixed Charges	2.06	2.30	2.28	2.15	1.83